ADDENDUM TO INVESTMENT ADVISORY AGREEMENT

Calvert Responsible Index Series, Inc.
Calvert U.S. Large Cap Growth Responsible Index Fund
Calvert U.S. Large Cap Value Responsible Index Fund
Calvert U.S. Large Cap Core Responsible Index Fund

Calvert Investment Management, Inc. (“Calvert” or the “Advisor”) is the investment advisor to Calvert U.S. Large Cap Growth Responsible Index Fund, Calvert U.S. Large Cap Value Responsible Index Fund and Calvert U.S. Large Cap Core Responsible Index Fund (each a “Fund”), each a series of Calvert Responsible Index Series, Inc. Calvert has agreed with each Fund to contractually limit (direct/ or direct ordinary) net annual fund operating expenses of the Fund through January 31, 2017, as follows. This expense limitation does not limit the acquired fund fees and expenses incurred by a shareholder. Under the terms of the contractual expense limitation, operating expenses do not include interest expense, brokerage commissions, extraordinary expenses, performance fee adjustments, and taxes. To the extent any expense offset arrangement reduces Fund expenses, Calvert's obligation under this agreement is reduced and Calvert shall also benefit from the expense offset arrangement. The below figure is expressed as a percentage of average net assets.

	Class A	Class C	Class I	Class Y
Calvert Responsible Index Series, Inc.
Calvert U.S. Large Cap Growth Responsible Index Fund	0.57%	1.32%	0.22%	0.32%
Calvert U.S. Large Cap Value Responsible Index Fund	0.57%	1.32%	0.22%	0.32%
Calvert U.S. Large Cap Core Responsible Index Fund	0.54%	1.29%	0.19%	0.29%

For Funds:	____________________________	For Calvert:	______________________________________
	Ivy Wafford Duke, Vice		Vicki L. Benjamin, Senior Vice President and
	President and Secretary		Chief Financial Officer

	Date: ________________________		Date: ________________________

Effective Date: June 19, 2015